EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in Millions)
Net Income attributable to Tenneco Inc.	$363	$247	$226	$183	$275
Add:
Interest expense	92	67	91	80	105
Portion of rentals representative of the interest factor	21	20	21	19	18
Income tax expense	3	149	131	122	19
Noncontrolling interests	70	56	44	39	29
Amortization of interest capitalized	4	4	4	4	4
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	—	1	(1)	—	1
Earnings as defined	$553	$544	$516	$447	$451
Interest expense	$92	$67	$91	$80	$105
Interest capitalized	6	6	5	4	4
Portion of rentals representative of the interest factor	21	20	21	19	18
Fixed charges as defined	$119	$93	$117	$103	$127
Ratio of earnings to fixed charges	4.65	5.85	4.41	4.34	3.55